EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 2, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                    By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Patricia M. Bedient	1,222,474,747	99.58	5,165,778	0.42
Mel E. Benson	1,201,682,271	97.89	25,958,252	2.11
Jacynthe Côté	1,225,203,527	99.80	2,436,998	0.20
Dominic D’Alessandro	1,218,658,142	99.27	8,982,383	0.73
John D. Gass	1,220,447,770	99.41	7,192,753	0.59
Dennis M. Houston	1,226,825,807	99.93	814,718	0.07
Maureen McCaw	1,200,138,325	97.76	27,502,200	2.24
Eira M. Thomas	1,208,670,237	98.45	18,970,286	1.55
Steven W. Williams	1,224,485,805	99.74	3,154,720	0.26
Michael M. Wilson	1,224,063,520	99.71	3,577,005	0.29

2.                                    By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                    Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated March 1, 2018 was approved by a vote, conducted by ballot, of 1,157,119,453 (94.26%) for and 70,521,057 (5.74%) against.